November 27, 2018

Via EDGAR

Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:	Nudrat Salik, Staff Accountant
Al Baker, Staff Accountant

Re:	Sunrun Inc.
Form 10-K for the Year Ended December 31, 2017
Filed March 6, 2018
Form 10-Q for the Period Ended June 30, 2018
Filed August 9, 2018
File No. 001-37511

Ladies and Gentlemen:
As a follow up to my discussion with Ms. Salik on November 26, 2018, regarding the timing of the response of Sunrun Inc. (the “Company”) to the Staff’s verbal comments received during a teleconference on November 14, 2018 (the “Verbal Comments”), in regard to the above-referenced filings, I write to confirm that the Company will provide its response to the Verbal Comments in writing on or before December 5, 2018. The extension is needed to provide additional time for the Company to gather and review information given internal staffing limitations, as well as the need to receive input from the Company’s external advisors in connection with the Company’s response to the Verbal Comments.
If you have any questions, please call me at (415) 638-4002 or jeanna.steele@sunrun.com. Thank you for your cooperation.
Very truly yours,

Jeanna Steele
Sunrun Inc.
General Counsel

cc:	Lynn Jurich, Chief Executive Officer, Sunrun Inc.
Bob Komin, Chief Financial Officer, Sunrun Inc.
Calise Cheng, Cooley LLP